UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

International Shipholding Corporation

(Name of Issuer)

Common Stock, $1.00 par value

(Title of Class of Securities)

460321 20 1

(CUSIP Number)

December 31, 2003

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)

[ ] Rule 13d-1(c)

[x] Rule 13d-1(d)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 460321 20 1
1.	Name of Reporting Persons. I.R.S. Identification No. of above persons (entity only). Erik Lee Johnsen
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ______ (b) ______
3.	SEC Use Only
4.	Citizenship or Place of Organization		United States

Number of Shares Beneficially Owned by Each Reporting Person with	5.	Sole Voting Power	311,540
	6.	Shared Voting Power	0
	7.	Sole Dispositive Power	311,540
	8.	Shared Dispositive Power	0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person		311,540
10.	Check if the Aggregate Amount in Row (11) Excludes Shares (See Instructions)		_____
11.	Percent of Class Represented by Amount in Row (11)		4.96%
12.	Type of Person Reporting (See Instructions)		IN

Item 1.	(a)	Name of Issuer:	International Shipholding Corporation

	(b)	Address of Issuer's Principal Executive Office:	650 Poydras Street, Suite 1700 New Orleans, Louisiana 70130

Item 2.	(a)	Name of Person Filing:	Erik Lee Johnsen

	(b)	Address of Principal Business Office, or, if none, Residence:	650 Poydras Street, Suite 1700 New Orleans, Louisiana 70130

	(c)	Citizenship:	United States

	(d)	Title of Class of Securities	Common Stock, $1.00 par value

	(e)	CUSIP Number:	460321 20 1

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13(d)-2(b) or (c), check whether the person filing is a: Not applicable

Item 4.	Ownership

	(a) Amount beneficially owned:	311,540

	(b) Percent of class:	4.96%

	(c) Number of shares as to which the person has:

	(i) Sole power to vote or to direct the vote:	311,540

	(ii) Shared power to vote or to direct the vote:	0

	(iii) Sole power to dispose or to direct the disposition of:	311,540

	(iv) Shared power to dispose or to direct the disposition of:	0

Item 5.	Ownership of Five Percent or Less of a Class.

	Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

            Of the securities reported in response to Item 4, three trusts, of which the reporting person is the trustee for the benefit of his two sons and one daughter have to right to receive dividends from, and the proceeds from the sale of, total 11,500 shares, which is less than five percent of the class of subject securities and which the reporting person disclaims beneficial ownership of; a limited partnership, of which the reporting person is one of the three general partners and in which the reporting person holds a .03% general partnership interest, has the right to receive dividends from, and the proceeds from the sale of, 40 shares, which is less than five percent of the class of subject securities.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

	Not applicable

Item 8.	Identification and Classification of Members of the Group.

	Not applicable

Item 9.	Notice of Dissolution of Group.

	Not applicable

Item 10.	Certification.

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

2/4/04
Date
/s/ Erik Lee Johnsen
Signature

Erik Lee Johnsen / Executive Vice President
Name/Title

Attention

Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).